Exhibit 3.3

FIRST AMENDMENT TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF
PHP VENTURES ACQUISITION CORP.

December 30, 2022

PHP Ventures Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

The name of the Corporation is “PHP Ventures Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 13, 2021 (the “Certificate”).

The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”) and filed with Secretary of State of the State of Delaware on August 12, 2021.

This First Amendment to the Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

This Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

The text of the Section 9.1(b) of Article IX is hereby amended to read as follows:

“(b) (i) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option, if any) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement (the “Trust Agreement”). Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within twelve (12) months from the closing of the Offering (or prior to the Termination Date, as defined below, if applicable) (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open) (the “Deadline Date”) and (iii) the redemption of shares in connection with a stockholder vote to amend any provisions of this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the Offering Shares in connection with an initial Business Combination or to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.” In the event that the Corporation has not consummated an initial Business Combination within twelve (12) months from the date of the closing of the Offering (or such later date pursuant to the extension set forth under this paragraph, the “Termination Date”), the Board may initially extend the period of time to consummate a Business Combination by two times, each by an additional three (3) months, for an aggregate of six (6) additional months, provided that (i) the Sponsor (or its affiliates or permitted designees) (the “Lender”), upon five business days of advance notice prior to the Termination Date, will deposit into the Trust Account $500,000 (or up to $575,000 if the underwriters’ over-allotment option is exercised in full) for each such extension in exchange for a non-interest bearing, unsecured promissory note and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Account and used to fund the conversion of the Offering Shares in accordance with Section 9.2. If the Corporation completes its initial Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note out of the proceeds of the Trust Account released to it or convert a portion or all of the amounts loaned under such promissory note(s) into units. If the Corporation does not complete a Business Combination by the Termination Date, the loans will be repaid only from funds held outside of the Trust Account.

(ii) Provided that the period of time to consummate a Business Combination has been extended as contemplated in Section 9.1(b)(i) and the Corporation has not consummated an Initial Business Combination, the Board may elect to extend the time to consummate an initial Business Combination for up to an additional six (6) one-month extensions at a price of $0.0525 per share per month, for an aggregate of up to six additional months (or a total of 12 additional months when combined with the extension contemplated in Section 9.1(b)(i) above), provided that (i) the Sponsor (or its affiliates or permitted designees) will deposit, by the Deadline Date in effect prior to such extension, into the Trust Account $0.0525 per share for each Offering Share outstanding as of three Business Days prior to such Deadline Date for each such extension in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination.”

This Amendment to the Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

[Signature Page to Follow]

IN WITNESS WHEREOF, PHP Ventures Acquisition Corp. has caused this First Amendment to the Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

By:	/s/ Marcus Choo Yeow Ngoh
Name:	Marcus Choo Yeow Ngoh
Title:	Chief Executive Officer